
August 31, 2023

Gareth Genner
Chief Executive Officer
T Stamp Inc.
3017 Bolling Way NE, Floors 1 and 2,
Atlanta, GA 30305

>   **Re: T Stamp Inc.**
>   **Registration Statement on Form S-1**
>   **Filed August 23, 2023**
>   **File No: 333-274160**

Dear Gareth Genner:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Uwem Bassey, Staff Attorney, at (202) 551-3433 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Stephenson